						Exhibit 99(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,					March 31,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest Charges	$97,023	$101,600	$109,523	$103,210	$91,221	$88,333
Interest applicable to rentals	17,289	16,449	14,563	12,762	15,425	14,712

Total fixed charges, as defined	114,312	118,049	124,086	115,972	106,646	103,045

Preferred dividends, as defined (a)	17,836	13,479	12,348	11,869	3,268	3,231

Combined fixed charges and preferred dividends, as defined	$132,148	$131,528	$136,434	$127,841	$109,914	$106,276

Earnings as defined:

Net Income	$69,313	$137,047	$178,185	$135,643	$126,009	$118,141
Add:
Provision for income taxes:
Total	54,012	100,512	105,933	71,404	105,296	99,438
Fixed charges as above	114,312	118,049	124,086	115,972	106,646	103,045

Total earnings, as defined	$237,637	$355,608	$408,204	$323,019	$337,951	$320,624

Ratio of earnings to fixed charges, as defined	2.08	3.01	3.29	2.79	3.17	3.11

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.80	2.70	2.99	2.53	3.07	3.02

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.